

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2014

Via E-mail
Gunther Than
Chief Executive Officer and Chief Financial Officer
View Systems, Inc.
1550 Caton Center Drive, Suite E
Baltimore, Maryland 21227

>   **Re: View Systems, Inc**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 23, 2014**
>   **File No. 333-194222**

Dear Mr. Than:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise your reference to the selling stockholder selling up to 3,000,000 shares instead of 6,000,000 shares in the first paragraph of the prospectus cover page.

Plan of Distribution, page 17

2.   We note your disclosure that you "may offer some or all of the [s]hares registered in this offering to our trade creditors and lenders to exchange for debts owed by the company." Please revise the registration statement to provide the information required by Form S-4 if you are planning to exchange existing privately issued debt for registered securities.

Use of Proceeds from Registered Securities, page 36

3.   We note that you filed a Form S-1 registration statement on October 7, 2010 (file number 333-169804), the registration statement was declared effective on March 25, 2011, the offering expired on March 25, 2012 and that you did not sell any securities. Pursuant to the Regulation S-K Item 512(a)(3) undertaking you provided in Item 17 to that Form S-1, please file a post-effective amendment to the Form S-1 (file number 333-169804) to deregister any unsold securities.

Executive Compensation, page 50

4.   We note your disclosure on page 50 that management has been compensated entirely in accrued salary. However, we note on page 51, in the footnotes to Summary Compensation Table, that Mr. Than was paid $87,412 in cash for 2012 and it is unclear as to whether the 2013 salary was paid or accrued. Please clarify and reconcile this disclosure.

5.   It appears that you may have paid securities to certain named executive officers for accrued compensation. Please refer to Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K, which requires you to include in the salary or bonus columns any amount of salary or bonus forgone at the election of the officer under which stock, equity-based or other forms of non-cash compensation instead have been received by the named executive officer. Furthermore, the receipt of any such form of non-cash compensation instead of salary or bonus must be disclosed in a footnote added to the salary or bonus column and, where applicable, referring to the narrative disclosure to the Summary Compensation Table where the material terms of the stock, option or non-equity incentive plan award elected by the named executive officer are reported. Please revise the summary compensation table as appropriate.

6.   With respect to stock and option awards disclosed in the summary compensation table, please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi).

7.   Please provide disclosure of director compensation in a separate table as required by Item 402(r) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 53

8.   We note that your Series A preferred stock has 15 votes on any and all matters brought to a vote of shareholders. Item 403 of Regulation S-K requires you to provide beneficial ownership information for each class of the company's voting securities. Therefore, please provide Item 403 information with respect to your Series A preferred stockholders. While you have disclosed the number of shares of Series A preferred stock that Mr. Than

owns, it is not clear whether any other person holds five percent or more of the Series A preferred stock.

9.   In addition, please include the number of shares of common stock into which the Series A preferred stock is convertible when determining the beneficial ownership of the holders of your common stock. For example, include in Mr. Than's beneficial ownership of common stock the number of shares of common stock into which his Series A preferred stock is convertible.

10.   Please explain why the beneficial ownership table shows that Mr. Than beneficially owns 22,169,008 common shares, but the first paragraph following the footnotes to the table discloses that Mr. Than owns 16,878,383 common shares.

Exhibits and Financial Statement Schedules, page 61

11.   Please file as exhibits the agreements evidencing your material loan agreements and debt securities. Also file the Agreement to Accept Common Stock in Payment of Note Payable with William Smith, which you reference on page 17.

Exhibit 5.1 Opinion re Legality

12.   Please have counsel revise her opinion to sign the opinion and to refer to the correct registration statement and filing date.

Financial Statements, page 64

13.   As previously noted in our letter dated March 12, 2014, you have not included your financial statements within the prospectus, as required by Part I of Form S-1. Please revise to include your financial statements in the body of the prospectus.

Report of Independent Registered Public Accounting Firm, page 77

14.   Please submit a signed auditor's report for your financial statements for the years ended December 31, 2013 and December 31, 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Emily Drazan, Staff Attorney at 202-5513208, or Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director